SEC 1746  Potential persons who are to respond to the collection of information
(2-98) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                               ---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:         October 31, 2002
                                               Estimated average burden
                                               hours per response ..........14.9
                                               ---------------------------------
                                                          SEC File No.
                                                           000-23547
                                               ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*


                           E.COM INTERNATIONAL, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          William Stephens, President
           10260 SW Greenburg Road, Suite 400, Portland, Oregon 97223
                                 (503) 452-6982
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 19, 2001
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______

________________________________________________________________________________
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Ariel Wireless Inc.
________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [_]
          (b)  [_]

________________________________________________________________________________
3.   SEC Use Only


________________________________________________________________________________
4.   Source of Funds (See Instructions)

          Conversion of debt and options
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

          Delaware
________________________________________________________________________________
               7.   Sole Voting Power

  Number Of              None

   Shares      _________________________________________________________________
               8.   Shared Voting Power
Beneficially
                         None
  Owned by
               _________________________________________________________________
    Each       9.   Sole Dispositive Power

  Reporting              127,500 Common Shares

   Person      _________________________________________________________________
               10.  Shared Dispositive Power
    With
                         None

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          127,500 Shares
________________________________________________________________________________
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                      [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

          Approximately 5%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

          Ariel Wireless Inc. -- CO
________________________________________________________________________________

Instructions for Cover Page

(1) Names and I.R.S. identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


Item 1. Security and Issuer

     This statement on Schedule 13D relates to common stock of the issuer E.Com International, Inc. The address of the principal executive office of such issuer is 10260 SW Greenburg Road, Suite 400, Portland, Oregon 97223.

Item 2. Identity and Background

     The person filing this statement is Ariel Wireless Inc. (the "Filing Person"), which is a Delaware corporation with an address c/o Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158, Attention: Simon Taylor. As its principal business, the Filing Person is a newly formed corporation focusing on wireless telecommunications and computing. With respect to Items 2(d) and 2(e) of this Schedule 13D:

     Item 2(d) -    During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

     Item 2(e) -    During the last five years, the Filing Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following information is given with respect to a natural person who is the President, a director and controlling person of the Filing Person:

     Item 2(a) -    Simon Taylor

     Item 2(b) -    c/o Snow Becker Krauss P.C.
                    605 Third Avenue
                    New York, New York 10158

     Item 2(c) -    Simon Taylor conducts the following principal occupations:

                    - Attorney of counsel with Snow Becker Krauss P.C., a law firm with an address at 605 Third Avenue, New York, New York 10158;

                    - Managing Director of Claremont York Capital, a consulting firm with an address at 605 Third Avenue, 25th Floor, New York, New York 10158; and

                    - President and General Securities Principal of ACN Securities Inc., a broker-dealer and member of the National Association of Securities Dealers, Inc., with an address at 90 Park Avenue, Suite 1600, New York, New York 10016.

     Item 2(d) -    During the last five years, Simon Taylor has not been
                    convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Item 2(e) -    During the last five years, Simon Taylor has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 2(f)      Simon Taylor is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The Filing Person has entered into option agreements with holders of secured promissory notes of the issuer, which notes are in an aggregate principal amount of $127,500 and bear interest at a rate of 8% per annum. The principal and interest due under the notes are convertible into common stock of the issuer at a conversion price of $1.00 per share of common stock, subject to adjustment of such price if certain events occur. The option agreements permit the Filing Person to acquire the principal amounts of such secured debt of the issuer in exchange for common stock of the Filing Person. The $127,500 aggregate principal amount of such secured promissory notes and debt constitutes a minority in interest of the outstanding secured debt of the issuer. The current rights and obligations of Simon Taylor with respect to the funds or other consideration used or to be used in connection with purchases of secured promissory notes or common stock of the issuer pursuant to the option agreements are those of an officer, director and controlling person of the Filing Person.

Item 4. Purpose of Transaction

     The purpose of the acquisition of secured promissory notes or common stock of the issuer by the Filing Person pursuant to its option agreements with secured creditors of the issuer would be to acquire debt or equity interests in the issuer. The option agreements permit the Filing Person to acquire additional debt and equity securities of the issuer and to make an offer to the issuer to acquire substantially all of the assets of the issuer. If any such acquisitions of securities or asset purchase offer were pursued by the Filing Person, they could involve or be followed by a reorganization of the issuer. However, the $127,500 aggregate principal amount of secured promissory notes held by the signatories to such option agreements constitutes a minority in interest of the outstanding secured debt of the issuer, and any common stock issuable upon conversion of such secured debt and exercise of the options granted under the option agreements would constitute a minority of the common stock of the issuer. The current purpose, plans and proposals of Simon Taylor with respect to the acquisition of secured promissory notes or common stock of the issuer pursuant to the option agreements are those of an officer, director and controlling person of the Filing Person.

Item 5. Interest in Securities of the Issuer

     Item 5(a) -    The Filing Person has the right to acquire and beneficially own 127,500 shares of common stock of the issuer pursuant to its option agreements with holders of certain secured convertible promissory notes of the issuer. Such amount of shares would constitute approximately five percent of the outstanding common stock of the issuer, based on the number of such securities outstanding as contained in the most recently available filing by the issuer with the Securities and Exchange Commission.

     Item 5(b) -    The Filing Person does not have sole or shared power to vote or direct the vote of the above 127,500 shares of common stock prior to conversion of the related secured debt and exercise of the options granted under the related option agreements. The Filing Person has sole power to dispose or direct the disposition of such equity and debt securities of the issuer pursuant to, and to the extent that they are subject to, the option agreements between the Filing Person and certain holders of secured promissory notes of the issuer.

     Item 5(c) -    Within the past sixty days, the Filing Person entered into option agreements dated as of November 19, 2001 with the holders of the above-described secured promissory notes of the issuer in the aggregate principal amount of $127,500, which secured promissory notes are convertible into common stock of the issuer at a conversion price of $1.00 per share of common stock. Such transactions were effected in Oregon, New York and North Carolina by execution and delivery of such option agreements.

The current interests of Simon Taylor with respect to the acquisition of secured promissory notes or common stock of the issuer pursuant to the option agreements are those of an officer, director and controlling person of the Filing Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Filing Person has entered into option agreements with holders of secured promissory notes of the issuer, which notes are in an aggregate principal amount of $127,500 and bear interest at a rate of 8% per annum. The principal and interest due under the notes are convertible into common stock of the issuer at a conversion price of $1.00 per share of common stock, subject to adjustment of such price if certain events occur. The option agreements permit the Filing Person to acquire the principal amount of such secured debt of the issuer in exchange for common stock of the Filing Person. The option agreements also permit the Filing Person to acquire additional debt and equity securities of the issuer and to make an offer to the issuer to acquire substantially all of the assets of the issuer.

     The current contracts, arrangements, understandings or relationships of Simon Taylor with respect to securities of the issuer are those of an officer, director and controlling person of the Filing Person.


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 28, 2001


ARIEL WIRELESS INC.


By   /s/  Simon Taylor
     --------------------
          Simon Taylor
          President